Notice to ASX 28 July 2021 2021 Half year results presentation Attached is the Rio Tinto 2021 half year results presentation to be given at 9.30am (GMT) / 6.30pm (AEST) today by Rio Tinto Chief Executive Jakob Stausholm and Chief Financial Officer Peter Cunningham. The presentation slides are also available at https://www.riotinto.com/invest/presentations/2021/half-year-results. The live webcast will be available at https://www.riotinto.com/invest/presentations/2021/half-year-results. EXHIBIT 99.14

Notice to ASX Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

2021 Half Year Results 28 July 2021 Karratha’s Red Earth Arts Precinct, the Pilbara. Rio Tinto is a funding partner

©2021, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Jakob Stausholm Chief Executive Iron Ore Company of Canada (IOC)

Best operator Room to improve Rio Tinto Safe Production System COVID-19 resilience Significant impact on operations and functions Impeccable ESG credentials Partnerships ELYSISTM, InoBat, ARENA, Charge On Challenge Heritage Building capability and cultural competence Excel in development Jadar New commodity entry; large, low cost Projects Agile and adapting during COVID-19 Four areas of focus for an even stronger Rio Tinto ©2021, Rio Tinto, All Rights Reserved 4 Social Licence Significant engagement (>130 YTD for Chief Executive)1 Rebuilding relationships in the Pilbara and beyond H1 2021 Financials $21.0bn EBITDA 50% Underlying ROCE FCF of $10.2bn Net cash of $3.1bn $7.3bn2 Taxes & government royalties $9.1bn Dividends declared to shareholders 1Excluding engagements with financial markets | 2 Taxes of $5.6bn and government royalties of $1.7bn in respect of the first half 2021 4

Peter Cunningham Chief Financial Officer Perth operations centre, Western Australia

6 China’s crude steel production (Mt annualised) Seaborne Iron Ore supply run rate (Mt annualised2) Iron Ore 1 (+101% YoY) Continued supportive global conditions in iron ore − Strong demand in China and sharp recovery in RoW. Focus on environmental controls − Credit conditions, cooling exports and softer housing market in China main risks to demand − Shipments by major producers and China domestic supply only modestly higher YoY. Gap filled by higher cost iron ore supply − Significant recovery in the use of scrap from low base in 2020 1Monthly average Platts (CFR) index for 62% iron fines | 2Total seaborne suppliers annualised, reported at 100%. Sources: Rio Tinto, Mysteel, World Steel Association, Kpler | YoY change reflects change in average price during first half ©2021, Rio Tinto, All Rights Reserved 750 800 850 900 950 1,000 1,050 1,100 1,150 1,200 1,250 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5-year Range 5-year avg 2020 2021 0 50 100 150 200 250 Jan 18 Jul 18 Jan 19 Jul 19 Jan 20 Jul 20 Jan 21 Jul 21 Iron ore (US$/dmt) HY Average $/dmt 1,000 1,100 1,200 1,300 1,400 1,500 1,600 1,700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5-year range 5-year avg 2020 2021

Broad based demand support with growth accelerating outside China Unwinding of net-long investor positions from a peak of 2Mt copper equivalent to net long in Feb21 to 1Mt currently on LME and COMEX 2021 mine supply growth remains relatively weak only recovering gradually post COVID-19 Robust demand supports aluminium, copper and TiO2 ©2021, Rio Tinto, All Rights Reserved 7 Aluminium1 (+41% YoY) Copper (+66% YoY) Strong global demand for semis, up 8% YoY Supply disruptions in China. Limited restarts and commissioning of smelting capacity in RoW Tight physical markets and freight distortions driving elevated regional and product premia 1Average LME price. MWP = Mid-West premium | Sources: Rio Tinto, TZMI chloride slag assessment average for the first half, excluding UGS | YoY change reflects change in average price during first half TiO2 (chloride slag) (-1% YoY) Strong end use TiO2 demand across all regions TiO2 pigment prices and utilisation rates increased Tight high grade supply amplified by production disruptions from key producers 0 100 200 300 400 500 600 700 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 2,800 Jan-18 Jan-19 Jan-20 Jan-21 LME Aluminium HY Average MWP (RHS) 600 650 700 750 800 850 Jan-18 Jan-19 Jan-20 Jan-21 CP Slag HY average 200 250 300 350 400 450 500 Jan-18 Jan-19 Jan-20 Jan-21 Price (c/lb) HY Average $/t $c/lb $/t

Outstanding financial results ©2021, Rio Tinto, All Rights Reserved 8 ($bn, except for per share data) H1 2021 H1 2020 Comparison Consolidated sales revenue 33.1 19.4 +71% Underlying EBITDA 21.0 9.6 +118% Underlying ROCE 50% 21% n/a Cash flow from operations 13.7 5.6 +143% Free cash flow 10.2 2.8 +262% Underlying earnings 12.2 4.8 +156% Underlying earnings per share ($) 7.52 2.94 +156% Net earnings 12.3 3.3 +271% Total dividend per share ($) 5.61 1.55 +262% Net cash / (debt) 3.1 (0.7)

Significant support from higher prices ©2021, Rio Tinto, All Rights Reserved 9 Underlying EBITDA $bn H1 2020 Underlying EBITDA Noncash costs /other Prices Exchange Energy Inflation Flexed H1 2020 Underlying EBITDA Volumes & Mix H1 2021 Underlying EBITDA Unit cash costs 9.6 21.7 21.0 12.8 0.6 0.0 0.1 0.4 0.3 0.0 Iron Ore +9.9 Copper +1.2 Aluminium +1.1 Other +0.7

Iron Ore

Strong financial result despite operational challenges

Operating metrics	H1 2021	H1 2020 comparison	2021 guidance
Average realised price[1, 3]	$168.4/t	+ 97%	
Shipments[3] (100% basis)	154.1mt	- 3%	325-340Mt Low end
Unit cost[2, 3]	$17.9/t	+ 23%	$18.0-18.5/t
Financial metrics ($bn)			
Revenue	21.7	+ 89%	
EBITDA	16.1	+ 109%	
Margin (FOB)[3]	79%	+ 7 pp	
Operating cash flow	11.0	+ 102%	
Sustaining capex	0.7	+ 19%	1.2-1.6
Replacement and growth capex	1.2	+ 99%	
Free cash flow	9.1	+ 114%	
Underlying ROCE	121%	+ 57 pp	

Production impacted by weather, tie-in of replacement mines, plant availability and cultural heritage management

COVID-19 and tight labour market impacted access to experienced contractors and particular skills

A$0.3bn or 4% increase in underlying cost for the full year relative to prior guidance due to diesel and labour, COVID-19 costs (A$0.1bn in H1) and heritage management

Risk for H2 includes COVID-19 disruptions, tie-in of new and replacement mines (133mt of combined capacity) and management of cultural heritage



[1]Dry metric tonne, FOB basis | [2]Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), freight, depreciation, tax and interest. Operating cost guidance based on A$:US$ FX rate of 0.77 | [3]Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt.

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Pilbara iron ore a stronger business beyond 2021 ©2021, Rio Tinto, All Rights Reserved Average Pilbara shipments has been 331mt a year (100% basis) over the last 5 years The completion of 90mt of replacement mine capacity and the commissioning of Gudai-Darri (43mt), our first new mining hub in nearly a decade1, will significantly strengthen our system and will provide optionality We will now focus on optimising system capacity with Gudai-Darri at full capacity in 2023 through: 1. Debottlenecking and productivity improvement across the integrated system: mines, plants, rail and port 2. Full integration of heritage management 3. Development plans for next phase of mine replacement capacity from 2023 System capacity will increase with Gudai-Darri, but the full potential will only be determined with experience and delivery of planned improvements 1Nammuldi below water table which came on stream in 2014 11

Aluminium

Solid operating performance in recovering markets

Operating metrics	H1 2021	H1 2020 comparison	2021 Guidance
Average aluminium price[1]	$2,626/t	+ 42%	
Average alumina price[2]	$ 288/t	+ 9%	
Production – bauxite	27.3Mt	- 4%	56-59Mt Low end
Production – alumina	4.0Mt	+ 1%	7.8-8.2Mt
Production – aluminium	1.6Mt	+ 3 %	3.1-3.3Mt
Canadian smelters – hot metal cash costs[3]	$1,262/t	+ 6%	Refer to p49
Financial metrics ($bn)			
Revenue	5.9	+ 32%	
EBITDA	1.9	+ 108%	
Margin (integrated operations)	36%	+ 13 pp	
Operating cash flow	1.4	+ 27%	
Sustaining capex	0.4	- 4%	
Replacement and growth capex	0.1	+ 84 %	
Free cash flow	0.9	+ 41%	
Underlying ROCE	12%	+ 9 pp	

FCF of $0.9bn matches full year 2020. All PacAl smelters FCF positive

EBITDA doubles on higher sales prices and heightened demand for value-added product (VAP)

Stable production and operational performance in aluminium and alumina. Bauxite operations struggled with system stability

ELYSIS - construction of commercial size prototype cells has commenced at Alma smelter

Partnership with ARENA[4] to study hydrogen as replacement for natural gas in alumina refineries in Gladstone



[1]LME plus all-in premiums (product and market) | [2]Platts Alumina PAX FOB Australia | [3]Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price) | [4]Australian Renewable Energy Agency

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Copper

Strong financial results despite COVID-19 and other challenges

Operating metrics	H1 2021	H1 2020 comparison	2021 Guidance
Copper realised price[1]	415c/lb	+ 66%	
Production – mined copper	236kt	- 11%	500-550kt Low end
Production – refined copper	111kt	+ 50%	210-250kt
Unit cost[2]	71c/lb	- 43%	60-75c/lb
Financial metrics ($bn)			
Revenue	3.8	+ 91%	
EBITDA	2.0	+ 199%	
Margin (product group ops)	61%	+ 18pp	
Operating cash flow	1.2	+ 1,132%	
Sustaining capex	0.2	+ 47%	
Replacement and growth capex	0.5	- 36%	
Free cash flow	0.6	n/a	
Underlying ROCE[3]	13%	+ 11 pp	

Strong recovery in prices of copper, gold, silver and molybdenum

OT underground – achieved key technical milestones for undercut despite COVID-19 restrictions. All stakeholders remain committed to moving project forward

Kennecott (RTK) - successful relocation of in-pit crusher enables access to additional ore and reduces risk to key mining infrastructure

RTK - no injuries nor damage to equipment from anticipated slope failure. Mining in area resumed in June at slightly lower rate than planned

Cost guidance unchanged with higher by-product prices offsetting volumes



[1]Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in the first half by $202mn (first half 2020 negative impact of $26mn). | [2]Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [3]Total Product Group including evaluation projects/other

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Minerals

Strong demand across all products especially high grade iron ore

Operating metrics	H1 2021	H1 2020 comparison	2021 guidance
IOC pellets price[1]	$218/t	+ 86%	
TiO_2 slag price[2]	$782/t	- 1%	
Production – IOC	5.1Mt	- 5%	10.5-12.0Mt
Production – TiO_2	0.6Mt	+ 4%	N/A[3]
Production – Borates	0.2Mt	- 4%	~0.5Mt
Production – Diamonds	1.9Mct	+ 2%	3.0-3.8Mct[4]
Financial metrics ($bn)			
Revenue	3.3	+ 41%	
EBITDA	1.4	+ 96%	
Margin (product group ops)	46%	+ 13 pp	
Operating cash flow	0.6	+ 47%	
Sustaining capex	0.2	+ 25%	
Replacement and growth capex	0.1	+ 133%	
Free cash flow	0.4	+ 50%	
Underlying ROCE[5]	19%	+ 11 pp	

$2.4bn commitment to fund Jadar. Low cost, long life asset, entry into battery materials at scale

IOC - prices boost financials but labour and equipment availability impacted production

RBM significantly hampered by security issues. Operations ceased until safety of our people and assets can be guaranteed

QMM in Madagascar operating well delivering consistent production

Borates: robust demand for products. Diavik: strong price recovery during Q2



[1]Wet metric tonne | [2]TZMI chloride slag assessment average for the first half estimate, excluding UGS | [3]Full year titanium dioxide slag production guidance has been removed as a result of risks around the timing of resumption of operations due to an escalation in the security situation at our Richards Bay Minerals operation in South Africa | [4]2021 diamonds guidance is for Diavik only following the closure of Argyle in 2020 | [5]Total Product Group including evaluation projects/other

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Disciplined allocation of capital ©2021, Rio Tinto, All Rights Reserved 15 Essential sustaining capex1 Ordinary dividends2 Iterative cycle of3 Further cash returns to shareholders Compelling growth Debt management

Discipline maintained under strong price conditions ©2021, Rio Tinto, All Rights Reserved 16 7.8 5.2 4.2 5.1 2.9 1.6 3.9 4.4 4.9 4.8 12.2 171 134 129 102 55 48 68 62 85 85 173 0 20 40 60 80 100 120 140 160 180 200 0 2 4 6 8 10 12 14 16 H1 2011 H1 2012 H1 2013 H1 2014 H1 2015 H1 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 Underlying earnings, $bn Platts Price - 62% Fe, $/dmt 5.2 7.6 7.0 3.8 2.5 1.3 1.8 2.4 2.4 2.7 3.3 H1 2011 H1 2012 H1 2013 H1 2014 H1 2015 H1 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 Total capital expenditure, $bn Growth is about value not volume Investing to sustain our assets Developing projects that deliver additional supply of the commodities that meet the demands for decades to come Investing in decarbonising our assets

Capex of $3.3bn comprised $1.4bn sustaining and $1.9bn replacement and growth 24% higher YoY as we ramp up our projects Guidance for 2021 - 2023 unchanged ~$7.5bn Jadar funding commitment of $2.4bn to commence in 2022 Sustaining capex of $3.0-3.5bn per year including Pilbara Iron Ore sustaining capex at $1.2-1.6bn Managing COVID-19 challenges with interstate and international border access ongoing, impacting the availability of people, most notably in Australia, Canada and Mongolia Measured ramp-up continues ©2021, Rio Tinto, All Rights Reserved 17 5.4 6.2 ~7.5 ~7.5 2.4 2.4 2.7 3.3 2018A 2019A 2020A 2021F 2022F 2023F Sustaining Pilbara replacement Other replacement Development H1 total capex Capital expenditure profile $bn 5.5 Depreciation ~7.5

14.1 11.3 10.0 9.3 9.3 8.0 5.6 4.9 4.8 1.6 -3.1 12.9 9.6 7.6 3.8 5.2 -0.3 4.9 3.7 0.7 6.0 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Pro-forma net debt* Reported net debt Net debt after interim dividend 18©2021, Rio Tinto, All Rights Reserved Balance sheet strength adds to our resilience Balance sheet strength is an asset. Offers resilience and creates optionality Gearing -6% Operating cash flow of $13.7bn Invested $3.3bn and distributed $6.4bn to shareholders Net debt adjusted for interim dividend is $6.0bn *Pro-forma net debt (cash) adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag (December only) and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net debt ^LTM = Last Twelve Months Net debt (cash) $bn

$6.1bn ordinary interim dividend, $3.76 per share, 50% pay-out ratio $3.0bn special dividend, $1.85 per share 75% total pay-out ratio Stable five-year record of shareholder returns ©2021, Rio Tinto, All Rights Reserved 19 *Excluding divestment proceeds returned to shareholders 0 20 40 60 80 100 2016-20202020 H1 20212016 2017 2018 2019 Ordinary dividend Additional return Interim ordinary dividend Shareholder returns of 40-60% of underlying earnings on average through the cycle Pay out ratio (%)

Jakob Stausholm Chief Executive Gobi desert, Mongolia

We produce materials essential for a low-carbon future 21©2021, Rio Tinto, All Rights Reserved Al Aluminum 13 Fe Iron 26 Cu Copper 29 Al Aluminum 13 Fe Iron 26 Ti Titanium 22 Li Lithium 3 B Boron 5 Cu Copper 29 Al Aluminum 13 Fe Iron 26 Cu Copper 29 Li Lithium 3 Cu Copper 29 Al Aluminum 13 Fe Iron 26 Fe Iron 26 Cu Copper 29 Ti Titanium 22

Four areas of focus for an even stronger Rio Tinto ©2021, Rio Tinto, All Rights Reserved Best operator Expand capability and leadership Impeccable ESG credentials Strengthen track record and transparency Excel in development Deliver organic & inorganic growth Social Licence Earn trust by building meaningful relationships and partnerships Jadar project geologists 22

Becoming more outward looking Best operator Impeccable ESG credentials Excel in Development Social Licence New Executive Committee effective 1 March. Embed for the long term. CEO Australia on Executive Committee A period of deep engagement. Over 130 meetings1 by the CEO across governments, civil society, Indigenous leaders, Traditional Owners and others Leadership development and culture awareness coaching. Tripled Indigenous leadership in the company Community consultation on Indigenous Advisory Group in Australia in Q3 Appointed Ben Wyatt as non-executive director 231Excluding engagements with investors and financial markets

Working towards impeccable ESG credentials 24 Social License Best operator Impeccable ESG credentials Excel in Development c ELYSISTM - Construction of first commercial size prototype cells Embedding communities & heritage in daily operations - Adjustments to 2021 mine plans, Agreement modernisation, Building capability via virtual reality training, Indigenous Advisory Group Everyday Respect Initiative - Building a safer, more respectful and inclusive workforce - Continued commitment to improve female representation by 2 percentage points per year Extracting full value from our resources - Commenced operations at RTFT scandium demonstration plant Improving practices to minimise our environmental impact - Contributed to and endorsed framework for the Taskforce on Nature-related Financial Disclosures - Updated details of global tailings facilities Building on our transparency - 2020 Statement on Modern Slavery: 5th report in line with UK legislation, 1st under Australia‘s new legislation - Additional heritage disclosures in September Decarbonising our business and value chain - New partnerships: ARENA, POSCO, Schneider Electric, Charge On Innovation Challenge ©2021, Rio Tinto, All Rights Reserved

25 Best operator Impeccable ESG credentials Excel in Development Social LicenceBuilding on our strengths Safety always our priority Rio Tinto Safe Production System a bottom-up, people centric approach COO organisation established including governance, scope and people at the assets Focus on long term sustainable benefits measured as combined impact on safety, engagement, productivity and financial value Identified first pilot sites for design and deployment to prove value and build momentum. Also addressing specific processes across several product groups ©2021, Rio Tinto, All Rights Reserved

Best operator
Impeccable ESG credentials
Social Licence
Excel in Development

Controlled risk taking; disciplined progress


2021
2022
Activity
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Pilbara projects (Iron ore, Australia)
Gudai-Darri ramp-up
Oyu Tolgoi (Copper/gold, Mongolia)
Undercut decision
Sustainable production
Jadar (Lithium/borate, Serbia)
Funding committed
Winu (Copper/gold, Australia)
Decision to proceed
Simandou (Iron ore, Guinea)
Works around the mine & stakeholder engagement
Resolution (Copper, Arizona)
Continued stakeholder and community engagement
Exploration & evaluation (Various, Global)
Kazakhstan, Chile, China, Peru, Zambia, Finland, Canada, Australia, etc..

Jadar funding committed

8% equity stake in Western Copper and Gold

Continue to use Minimum Viable Project (MVP) methodology to assess quick-start options for each asset

Continue to build early stage pipeline: Casino Cu-Au in Canada; Tamarack Ni-Cu-Co in US; Calibre Magnum Cu-Au in Australia; Pribrezhniy Cu in Kazakhstan

Monitoring external opportunities

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Оюу Толгой

Best operator | Impeccable ESG credentials | Excel in Development
Social Licence

Oyu Tolgoi Underground

Technical progress despite COVID-19 restrictions

Material Handling System 1 is 90% complete; **technical criteria achieved to support undercut commencement** despite site operating as low as 25% manning levels due to COVID-19

Other milestones are in progress, **critical** to project delivery

One of the **largest** block cave mines. Globally competitive **safety performance**; highest **water use efficiency** per tonne, **89% average water recycling rate**

Talented & committed workforce: **12,000** employees of which **96%** are Mongolian nationals

>$12bn spent since 2010, COVID-19 support, **70%** of FDI*, 1/3rd of GDP**

[1]This estimate is at a better than feasibility study level of accuracy. The definitive estimate assumes restrictions in 2021 that are no more stringent than those experienced in September 2020. Mongolia implemented further restrictions at the end of 2020 in response to a re-emergence of COVID-19. Should COVID-19 constraints be maintained at December 2020 levels, escalate further in 2021 leading to tougher restrictions, or continue beyond 2021, additional costs and schedule impacts will arise. | *Foreign direct investment **Gross domestic product

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Strengthening our portfolio with commitment to fund Jadar ©2021, Rio Tinto, All Rights Reserved 28 Best operator Impeccable ESG credentials Excel in Development Social Licence Continue to work closely with stakeholders in Serbia. Subject to award of final permits and approvals, construction will commence in 2022, with first saleable production expected in 2026 Capital investment expected to be $2.4bn; Low cost (1st quartile), long life (~40 years) Full ramp-up expected in 2029 to ~58kt of battery-grade lithium carbonate1, 160kt of boric acid (B2O3 units) and 255kt of sodium sulphate2. 25-35% p/a demand growth over next 10 years Jadar could supply all necessary lithium carbonate for 71 GWh of batteries, powering over one million EVs per year3 1% direct and 4% indirect contribution to GDP of Serbia. ~2,100 jobs in construction and 1,000 ongoing jobs when operational 1This production target was previously reported at 55,000 tonnes of battery grade lithium carbonate in a release to the ASX dated 10 December 2020, “Rio Tinto declares maiden Ore Reserve at Jadar”. All material assumptions underpinning the production target continue to apply and have not materially changed | 2 These production targets were previously reported in a release to the ASX dated 10 December 2020, “Rio Tinto declares maiden Ore Reserve at Jadar”. All material assumptions underpinning the production targets continue to apply and have not materially changed. | 3Assuming 60kWh battery size

©2021, Rio Tinto, All Rights Reserved 29 Unleashing our potential - Strong safety record - Great people - World class assets - Capital discipline - Strong balance sheet - New Exco started 1 March - Taking a bottom-up people centric approach - Focus on long-term sustainable improvements - Invest in sustaining and growing our portfolio - Deliver superior returns to shareholders - Make a broader contribution to society Attractive assets A focused team Clear ambition Our priorities Best operator | Impeccable ESG credentials | Excel in development with controlled risk taking | Be more outward looking to strengthen social licence

Appendices Jadar project, Loznica, Serbia

Our portfolio is well positioned for the low-carbon transition



Lower Scope 1& 2 risk
Our portfolio
Carbon in product sold and widely substitutable today
Thermal coal, oil and gas
Carbon in product sold but hard to substitute today
Metallurgical coal
No carbon in product sold but CO2 intensive processing today
Iron ore fines & lump, bauxite & alumina for coal-based aluminium
No carbon in product sold and best-in-class process CO2 intensity today
Iron ore DR pellets, bauxite and alumina for hydro-based aluminium, TiO2
No carbon in product sold, low process CO2 intensity and critical enabler of low-carbon future
Copper, Aluminium, battery materials
0%
0%
66%
3%
From RTIO, Amrun, Pacific alumina assets
9%
4%
From IOC, RTFT, CBG, other
22%
93%
From all copper assets, hydro-based aluminium smelters
High transition risks (not in our portfolio)
0%
0%
0%
1%
0%
From RBM
2%
0%
From coal-based aluminium smelters
Lower Scope 3 risk
Percentage share of Group:
Revenue (%) Growth capex* (%)

Over **95%** of our 2020 revenues are from assets with favourable operational carbon intensities

Around **22%** of our revenues and **93%** of our growth capital in 2020 are in the segment with the least low-carbon transition risk

2020 Climate change report includes **detailed scenario analysis** including specific CO_2 prices

*Excludes sustaining and replacement capex. 2020 full year. **The 2020 Climate report can be found at riotinto.com**

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©2021, Rio Tinto, All Rights Reserved 32 Our portfolio to perform strongly in scenarios with proactive climate action 1Targets are for scope 1 and 2 GHG emissions, for managed and non-managed operations on an equity basis 2Short Term Incentive Plan: 20% weighting to safety (unchanged) and 15% to ESG performance. The 2020 Climate report can be found at riotinto.com Our Scope 3 goals to guide our partnerships - Technology for reductions in steelmaking carbon intensity of at least 30% from 2030 - Breakthrough technologies to deliver carbon neutral steelmaking pathways by 2050 - Develop breakthrough technology enabling of zero-carbon aluminium smelting - Ambition to reach net zero emissions from shipping of our products by 2050 2020 Highlights - Reduced emissions by 1.1Mt CO2e or 3% vs 2018 baseline, though flat in 2020 - $98m, 34MW solar plant at Gudai-Darri approved $14.5m Baowu-Tsinghua partnership & Tsinghua University - $140m committed of the $1bn announced for climate-related projects Governance - The Board intends to put the climate report to an advisory vote at 2022 AGMs - Strengthened link between executive remuneration & our ESG performance forming 35%2 of Short Term Incentive Plans Our targets1 - 30% reduction in emissions intensity by 2030 from 2018 levels - 15% reduction in absolute emissions by 2030 from 2018 levels - Our growth, overall, between now and 2030 will be carbon neutral Underpinned by approximately $1bn climate-related spend Ultimately our ambition is for net zero emissions from our operations by 2050

ELYSIS zero carbon metal meets new market demand


ELYSIS

Scaling up ELYSIS[TM] technology

- ELYSIS has achieved stable cell operation, producing commercial metal grade
- Completed construction of new Industrial R&D Center in Saguenay-Lac-St-Jean for next steps in technology scale-up
- Commissioning in full swing to produce metal at scale similar to small, industrial-sized smelting cells
- Technology expected to reach commercial maturity in 2024

Strong market demand emerging

Q3 2020: Apple's 16" MacBook Pro is world's first device manufactured using ELYSIS metal, delivered through Rio Tinto's commercial network.

Q4 2020: Rio Tinto supplied ELYSIS metal to AB InBev as part of partnership to produce their most sustainable can – piloted with Michelob ULTRA

Q2 2021: Selected our Alma smelter in Saguenay-Lac-Saint-Jean, Quebec, for the first installation and demonstration of its inert anode technology at a commercial size of 450 kiloamperes (kA) and start of construction of the first prototype cells.

© 2018-2021, ELYSIS Limited Partnership, All rights reserved. ELYSIS is a trademark of ELYSIS Limited Partnership.

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Oyu Tolgoi delivers substantial economic value to Mongolia ©2021, Rio Tinto, All Rights Reserved 34 Source: World bank FDI: OT accounts for one-third of Mongolia’s GDP; 70% of Foreign Direct Investment Jobs: Country’s largest private-sector employer, workforce of 12,000 is 96% Mongolian Taxes: Since 2010, OT has spent US$12.7bn in-country in the form of salaries, payments to Mongolian suppliers, taxes and other payments to the Government of Mongolia. Since 2010, OT has paid US$3.4bn in taxes, fees and other payments. Local spend: $3.7bn on national procurement spend since 2010; National procurement spend reached 72% of total spend in 2020. 770 suppliers of which 499 are national businesses. National procurement (2010 – 2021, in US$ millions) Total in-country spend (2010 – Q2 2021)

Resolution Copper: potential to produce up to 25% of US copper demand; critical to a low carbon future ©2021, Rio Tinto, All Rights Reserved Emory Oak Restoration & Conservation Program recognizes the importance of this species to the Western Apache 15 year $75M Magma Copper Mine reclamation project 35 We are continuing to work with the US Forest Service to review the Final Environmental Impact Statement (EIS) and draft Record of Decision. Mine studies continue to progress in parallel. More than $2bn has been spent on the project from voluntary reclamation, sinking a second shaft, rehabilitating the existing shaft and deepening to mining depth, ore body study and evaluation, and the federal approval and public engagement We are committed to ongoing stakeholder engagement in our effort to seek consent from Native American Tribes consistent with the International Council on Mining and Metals (ICMM) Statement on Indigenous Peoples and Mining Resolution Copper has the potentialto produce up to 25% of US copper demand each year, a critical step toward delivering a low-carbon future. The project has the potential to create approximately 3,700 direct and indirect jobs in Arizona process

Significant Paterson footprint with potential beyond Winu

Extensive portfolio of 100% owned tenure, majority owned joint venture (JV) tenure, and active earn-in opportunities

Continue to actively engage with the Traditional Owners and we plan to commence discussions on the initial scope and mine design, also in consultation with the Western Australian Environmental Protection Authority

Testing potential to leverage regional synergies with the Winu development

Sanction now targeted for next year and first production in 2025 partly due to COVID-19 constraints. Drilling, fieldwork and study activities continue to progress



RT Paterson JV's
RT Status
Citadel JV (Antipa)
51% Secured
SIPA, Carrawine, Alloy
Earning In
SIPA
Antipa
Carawine
Winu
Citadel JV
Magnum
Calibre
Alloy
Carawine
Woodie Woodie
Nifty
Telfer
N

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©2021, Rio Tinto, All Rights Reserved 37 We are committed to the Simandou project and Guinea One of the world’s largest untapped and richest high-grade iron ore deposits, located in Guinea High-grade ores can support the transition to lower-carbon steel Strengthens Rio Tinto’s iron ore portfolio as well as our product offering Complements Rio Tinto iron ore operations in the Pilbara, Western Australia Competitively positioned as a mid-ranking producer on the cost curve Diversifies and strengthens the economy of Guinea and local communities There are factors coming together now to support its development with or without Rio Tinto

Strong commodity pricing driving EBITDA ©2021, Rio Tinto, All Rights Reserved 38 *Aluminium includes alumina and bauxite and includes movements in market and other premia Underlying EBITDA H1 2021 vs H1 2020 $ million 9,640 12,833 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 22,000 24,000 H1 2020 underlying EBITDA Price 9,874 44 41 1,193 1,090 591 -1,000 1,000 3,000 5,000 7,000 9,000 11,000 Iron ore Iron & Titanium Diamonds Copper Aluminium* Other, net

Lower volume in iron ore driven by weather, mine tie- in work, plant availability and heritage management ©2021, Rio Tinto, All Rights Reserved 39 The volume variance excludes the profit impact of lost or gained volumes as a result of one-off events that have occurred either in this period or in the comparative period. This includes the pot-lining replacement at the Kitimat aluminium smelter and the impact from curtailment of operations at RBM in early 2020. Aluminium includes alumina and bauxite. Underlying EBITDA H1 2021 vs H1 2020 $ million 9,640 21,752 12,833 43 (627) (137) (381) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 22,000 24,000 H1 2020 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2020 underlying EBITDA Volumes & Mix 4 210 66 (66) 47 (612) (30) Diamonds Gold Aluminium Copper Iron & Titanium Iron Ore Other

Iron Ore Strong pricing supports EBITDA ©2021, Rio Tinto, All Rights Reserved 40 Underlying EBITDA H1 2021 vs H1 2020 $ million 7,698 16,618 16,060 9,209 213 (244) (5) (40) (559) (212) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 H1 2020 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2020 underlying EBITDA Volumes and Mix Cash costs Other H1 2021 underlying EBITDA - Underlying EBITDA of $16.1 billion was 109% higher than 2020 first half, reflective of higher prices driven by strong global demand and constrained supply. This more than compensated for the lower sales volumes and higher operating costs, which were primarily driven by a stronger Australian dollar. - Our Pilbara operations delivered an underlying FOB EBITDA margin of 79%. - Gross product sales for Pilbara operations included freight revenue of $1.0 billion (2020 first half:$0.6 billion). - We price the majority of our iron ore sales (79%) by reference to the average index price for the month of shipment. In 2021 first half, we priced approximately 12% of sales by reference to the prior quarter’s average index lagged by one month, with the remainder sold either on current quarter average or on the spot market. We made approximately 71% of our sales including freight and 29% on an FOB basis. - We achieved an average iron ore price in 2021 first half of $154.9 per wet metric tonne on an FOB basis (2020 first half: $78.5 per wet metric tonne). This equates to $168.4 per dry metric tonne, assuming 8% moisture, (2020 first half: $85.4 per dry metric tonne) and compares to the monthly average Platts index for 62% fines converted to an FOB basis of $172.6 per dry metric tonne. - Our iron ore shipments from the Pilbara decreased by 3% compared with 2020 first half, in line with lower production, which was attributable to sustained wet weather, particularly at the West Pilbara and Robe Valley operations, shutdowns to enable new replacement mines to be tied in, processing plant availability and cultural heritage management. - 2021 first half Pilbara unit cash costs were $17.9 per tonne (2020 first half: $14.5 per tonne). Cost guidance for full year of $18.0-$18.5 per tonne represents an underlying cost increase of ~A$0.3 billion (on a 100%basis) relative to previous guidance of $16.7-$17.7 per tonne, or 4%. The updated guidance reflects price escalation of key input costs (diesel and labour), costs related to mine heritage management and COVID-related costs (~A$100 million, 100% basis, or US$62 million our share were incurred in 2021 first half; no COVID-19 costs included in previous guidance). It remains based on a A$:US$ exchange rate of 0.77.

Aluminium Higher prices, recovery of VAP demand and volumes ©2021, Rio Tinto, All Rights Reserved 41 Underlying EBITDA H1 2021 vs H1 2020 $ million 925 1,931 1,924 1,229 83 66 79 (265) (41) (75) (77) 0 500 1,000 1,500 2,000 2,500 H1 2020 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2020 underlying EBITDA Volumes & Mix Cash costs One-offs Other H1 2021 underlying EBITDA - Our aluminium business delivered a significant uplift in underlying EBITDA and a substantial increase in cash flow, with free cash flow already at the same level as full year 2020. This was driven by a rebound in sales prices and heightened demand for value-added product (VAP) as markets recovered from the impact of COVID-19. - Underlying EBITDA of $1.9 billion was more than double 2020 first half. The benefit from the stronger pricing environment, in particular for primary metal and alumina, and higher aluminium sales driven by the stability of our Canadian smelting business were only partly offset by the impact of stronger local currencies, lower bauxite shipments and some cost inflation for coke and alloys. - This increased our industry-leading underlying EBITDA margin to 36%. - We achieved an average realised aluminium price of $2,626 per tonne, 42% higher than 2020 first half ($1,849 per tonne). - The cash LME price averaged $2,245 per tonne, 41% higher than 2020 first half. In our key US market, the mid-West premium duty paid recovered 28% to $318 per tonne (2020 first half: $249 per tonne). - VAP volumes represent 50% of the primary metal we sold (2020 first half: 40%) and generated product premiums averaging $207 per tonne of VAP sold (2020 first half: $208 per tonne). - Although we are broadly balanced in alumina, approximately 2.1 million tonnes of our legacy alumina sales contracts are exposed to a fixed linkage to the LME price. These contracts date back to 2005 or earlier, and the majority expire between 2023 and 2030. The opportunity loss from these legacy contracts was negligible in 2021 first half, compared with around $50 million in 2020 first half.

Copper

Higher prices & volume, albeit impacted by COVID-19

Underlying EBITDA H1 2021 vs H1 2020
$ million



2,500
2,000
1,500
1,000
500
0
686
1,301
(43)
(31)
(17)
1,896
86
50
16
2,048
H1 2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2020 underlying EBITDA
Volumes & Mix
Cash costs
Other
H1 2021 underlying EBITDA

- The improvement in our financial performance was driven by stronger market conditions and higher refined sales volumes, driven by a solid smelter performance at Kennecott and higher gold grades at Oyu Tolgoi. These compensated for lower volumes at Escondida, where ongoing preventive measures in response to the resurgence of COVID-19 continued to impact workforce availability.
- At $2.0 billion, our underlying EBITDA was almost three times higher than 2020 first half.
- The stronger market environment, which rebounded from the impact of the global COVID-19 pandemic, drove underlying EBITDA $1.3 billion higher, with a 66% increase in our realised copper price to 415 US cents per pound, before taking into account the provisional pricing benefit to revenues of $202 million in 2021 first half.
- Our C1 copper unit costs, at 71 cents per pound in 2021 first half, were 43% lower than in 2020 first half. Lower throughput and grades at Escondida and higher royalties, in line with stronger prices, at Kennecott and Oyu Tolgoi were offset by higher production of copper and, in particular, gold at Oyu Tolgoi, driven by higher grades.
- We incurred additional costs related to our response to COVID-19, higher energy costs, notably in the US driven by weather conditions, and higher royalties at Oyu Tolgoi, in line with higher volumes and prices. These were offset by an improvement in refined copper volumes at Kennecott due to the non-recurrence of two significant events in 2020 - the earthquake in March and the planned smelter shutdown that commenced in May.
- Strong cash from our operating activities of $1.2 billion benefited from the same drivers as underlying EBITDA and $0.5 billion higher dividends from Escondida. This was partly offset by a $0.4 billion tax prepayment which was required by the Mongolian Tax Authority and is being disputed by Oyu Tolgoi through international arbitration.
- Free cash flow of $0.6 billion was net of $0.7 billion of capital expenditure, which included ongoing activities at the Oyu Tolgoi underground project and the payment of $0.4 billion tax to the Government of Mongolia in relation to disputed tax items for the period 2013-2018.

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Minerals

Strong pricing across portfolio supports EBITDA

Underlying EBITDA H1 2021 vs H1 2020
$ million



2,000
1,000
0
712
934
(99)
(13)
(31)
1,503
(63)
(47)
52
(47)
1,398
H1 2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2020 underlying EBITDA
Volumes and Mix
Cash costs
One-offs
Other
H1 2021 underlying EBITDA

- The business was generally stable from an operational perspective, while continuing to comply with government-imposed COVID-19 restrictions, notably in Canada.
- The one significant exception was at Richards Bay Minerals (RBM) in South Africa where operations were significantly hampered by a deterioration in the security situation. As a result, we declared force majeure on 30 June, with the cessation of mining activities and curtailment of the smelter.
- On 21 July, we announced that we would shut one of the four furnaces due to depletion of available feedstock. We continue to work with national and provincial governments as well as community structures to find a lasting solution to the current situation. However, if the situation does not improve, then we could be forced to progressively shut down the other furnaces by the end of August.
- At IOC, force majeure declared in April was lifted 9 weeks later following the temporary cessation of ship loading due to a fire in March at one shiploader when the second shiploader was undergoing planned maintenance activities.

- Underlying EBITDA of $1.4 billion was almost double 2020 first half, primarily reflecting a $0.9 billion benefit from higher pricing across the portfolio, with prices achieved for iron ore pellets and concentrates for sale being the main contributor.

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Other movements in underlying EBITDA

Underlying EBITDA impact

$ million	H1 2020	FX/ price	Energy & Inflation	Volumes	Cash costs	E&E	Non-cash	Other	H1 2021
Other operations	1	260	9	17	6	-	-54	-243	-4
Exploration & Evaluation (net)	-121	-	-	-	18	-17	-	-	-120
Other	-261	-76	-8	72	-58	-	-	62	-269
Total	**-381**	**184**	**1**	**89**	**-34**	**-17**	**-54**	**-181**	**-393**

- Other operations include our 100% interest in the Gove alumina refinery (under rehabilitation), Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds.
- From 1 January 2021, Uranium moved from Minerals to Other operations.
- From 1 January 2021, Argyle Closure is reported as part of Other Operations.
- We have a strong portfolio of projects with activity in 19 countries across 8 commodities in early exploration and studies stages. We have followed government COVID-19 requirements and guidelines at all our projects while focusing on protecting the health and well-being of local communities. The bulk of our central exploration expenditure in the half was prioritised on copper projects in Australia, Canada, Kazakhstan, the United States and Zambia, and diamond projects in Canada.

- Other comprises: central pensions, share-based payments, insurance and derivatives; restructuring, project and one-off costs; other central costs; and inter-segment transactions.
- Central pension costs, share-based payments, insurance and derivatives were a $119 million credit compared with a $102 million credit in 2020 first half mainly due to higher insurance premiums in 2021 first half with a lower offset from claims than 2020 first half, coupled with lower costs associated with share based payments.
- Restructuring, project and one-off central costs were 50% lower than 2020 first half mainly due to provisions recognised in 2020 in respect of legacy operations.
- Other central costs of $346 million (pre-tax) were 27% higher than 2020 first half mainly attributable to stronger local currencies, and also includes a modest increase in costs associated with progressing our CSP and ESG objectives.

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Group level financial guidance ©2021, Rio Tinto, All Rights Reserved 45 FY2021 FY2022 FY2023 CAPEX Total Group ~$7.5bn ~$7.5bn ~$7.5bn Sustaining Capex Group $3.0 - $3.5bn $3.0 - $3.5bn $3.0 to $3.5bn Pilbara Sustaining Capex $1.2-$1.6bn $1.2-$1.6bn $1.2-$1.6bn Effective tax rate 30% Returns Total returns of 40 – 60% of underlying earnings through the cycle

Product group level guidance

	2021 production guidance[1]	2021 costs
Iron Ore Shipments	325 – 340mt[2] (100% basis)	$18.0-18.5/wmt (FOB), based on an Australian dollar exchange rate of $0.77
C&D		
Mined Copper	500 – 550kt[3]	C1 Copper unit costs 60-75 US c/lb
Refined Copper	210 – 250kt	
Diamonds	3.0 – 3.8m carats[4]	
Aluminium		
Bauxite	56 – 59mt[3]	Modelling guidance provided for Canadian smelters only (see slide 49)
Alumina	7.8 – 8.2mt	
Aluminium	3.1 – 3.3mt	
Minerals		
TiO2	N/A[5]	
IOC	10.5 – 12.0 mt[6]	
B_2O_3	~0.5mt	

[1]Rio Tinto share unless otherwise stated.
[2]At the low end of the range and remains subject to COVID-19 disruptions, risks around tie-in of new mines and management of cultural heritage.
[3]At the low end of the range.
[4]2021 diamonds guidance is for Diavik only following the closure of Argyle in 2020.
[5]Full year titanium dioxide slag production guidance has been removed as a result of risks around the timing of resumption of operations due to an escalation in the security situation at our Richards Bay Minerals operation in South Africa.
[6]Total production of pellets and concentrates – mix can flex depending on marketing demand.


uvex

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Debt maturity profile 30 June 2021 debt maturity profile* ©2021, Rio Tinto, All Rights Reserved 47 $ million Average outstanding debt maturity of corporate bonds at ~12 years (~ 9 years for Group debt) No corporate bond maturities until 2024 Liquidity remains strong under stress tests $7.5bn back-stop Revolving Credit Facility extended to November 2023 and remained undrawn throughout the pandemic 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 + External borrowings Leases *Numbers based on June 2021 accounting value. The debt maturity profile shows $1.1 billion of capitalised leases under IFRS 16.

Modelling EBITDA ©2021, Rio Tinto, All Rights Reserved 48 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. Underlying EBITDA sensitivity Average published price/exchange rate for 2021 first half US$ million impact on full year 2021 underlying EBITDA of a 10% change in prices/exchange rates Copper 413c/lb 478 Aluminium $2,245/t 784 Gold $1,805/oz 77 Iron ore realised price (62% Fe CFR freight-adjusted) $168.4/dmt 4,180 A$ 0.77US$ 665 C$ 0.80US$ 249 Oil (Brent) $65/bbl 112

Modelling aluminium costs ©2021, Rio Tinto, All Rights Reserved 49 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium. Canadian* smelting unit cash** cost sensitivity ($/t) Impact a $100/t change in each of the input costs below will have on our H1 2021 Canadian smelting unit cash cost of $1,262/t Alumina (FOB) $191 Green petroleum coke (FOB) $27 Calcined petroleum coke (FOB) $36 Coal tar pitch (FOB) $8

RTA Value Chain – 2020 Actuals ©2021, Rio Tinto, All Rights Reserved 50 RTA Intersegment 3rd Party Sales Mining Aluminium Casting Bauxite 39.4 dmt 30% 80% 100% 70% 20% 57% Bauxite 56.1 dmt Refining Alumina 8.0mt Alumina 1.6mt VAP Non-VAP 43% Aluminium 3.2mt Cast Prod

Application of the returns policy ©2021, Rio Tinto, All Rights Reserved 51 Capital return considerations Comments Results for H1 2021 – Operating cash flow of $13.7 billion – FCF of $10.2 billion1 – Underlying earnings up 156% to $12.2 billion Long-term growth prospects – Focused on Oyu Tolgoi and Jadar – Investing in replacing high quality assets in Pilbara, and Kennecott – Ongoing exploration and evaluation programme – Winu Balance sheet strength – Strong balance sheet with net cash of $3.1 billion 40-60 per cent of underlying earnings through the cycle – Pay-out of 75% based on (i) Record financial performance in H1 2021 (ii) strong balance sheet Balanced between growth and shareholder returns – Defined growth pipeline and a strong balance sheet providing capacity for shareholder return Outlook – Expect continued global recovery with most key indicators of economic activity back to pre COVID-19 levels. We remain watchful of risks, in particular variant infection and vaccination rates. – China’s economic growth is becoming more balanced on fading stimulus-related demand and tightening credit conditions. Consumption and non-real estate demand has continued to recover. – Rising inflation is primarily being driven by the current imbalances in supply and demand, as industry producers adjust activity following some disruption. – Potential for continued price volatility 1 Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E.

Group Income Statement and Cash Flow Statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Jun-21 YTD US$m	Jun-20 YTD US$m	Jun-21 YTD US$m	Jun-20 YTD US$m	Jun-21 YTD US$m	Jun-20 YTD US$m
Consolidated sales revenue	33,083	19,362	844	409	32,239	18,953
Profit after tax for the period	13,068	3,451	426	(23)	12,642	3,474
– attributable to owners of Rio Tinto (net earnings)	12,313	3,316	215	66	12,098	3,250
– attributable to non-controlling interests	755	135	211	(89)	544	224
Alternative performance measures (as per Financial Information by Business Unit)						
Underlying EBITDA	21,037	9,640	528	89	20,509	9,551
Underlying Earnings	12,166	4,750	152	11	12,014	4,739
Cash flows from operations	18,905	8,826	95	29	18,810	8,797
Capital expenditure	(3,336)	(2,693)	(460)	(548)	(2,876)	(2,145)

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.
[2] Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill

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Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Jun-21 YTD US$m	Dec-20 YTD US$m	Jun-21 YTD US$m	Dec-20 YTD US$m	Jun-21 YTD US$m	Dec-20 YTD US$m
Non-current assets	77,676	76,535	11,789	10,930	65,887	65,605
Current assets	25,765	20,855	1,033	1,496	24,732	19,359
Total assets	103,441	97,390	12,822	12,426	90,619	84,964
Current liabilities	(12,076)	(11,607)	(530)	(540)	(11,546)	(11,067)
Non-current liabilities[2]	(33,196)	(33,880)	(4,392)	(4,404)	(28,804)	(29,476)
Total liabilities	(45,272)	(45,487)	(4,922)	(4,944)	(40,350)	(40,543)
Net assets	58,169	51,903	7,900	7,482	50,269	44,421
Equity attributable to non-controlling interests	5,194	4,849	2,600	2,424	2,594	2,425
Equity attributable to owners of Rio Tinto	52,975	47,054	5,300	5,058	47,675	41,996
Total equity	58,169	51,903	7,900	7,482	50,269	44,421
Alternative performance measures (as per Financial Information by Business Unit)						
Operating assets	49,835	47,718	8,854	8,111	40,981	39,607
Net debt	3,140	(664)	(3,554)	(3,053)	6,694	2,389
Equity attributable to owners of Rio Tinto	52,975	47,054	5,300	5,058	47,675	41,996

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.
[2] Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. At 30 June 2021 and 31 Dec 2020, US$4.3bn of project finance debt was outstanding under this facility.

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